UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 8-A/A

Amendment No. 2

FOR REGISTRATION OF CERTAIN SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

_______________________

Hudson Global, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-50129	59-3547281
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

560 Lexington Avenue, New York, New York 10022

(Address of principal executive offices, including ZIP code)

(212) 351-7300

(Registrant’s telephone number, including area code)

_______________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered:
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

This Form 8-A/A is filed by Hudson Global, Inc. (the “Company”) to refile the exhibit listed under Item 2 hereof to correct a transcription error in Exhibit 4.1 of Amendment No. 1 to this Form 8-A filed with the Securities and Exchange Commission on January 16, 2015 to reflect the adoption of an amendment and restatement of the Company’s existing Rights Agreement, dated as of February 2, 2005 (the “2005 Rights Agreement”), between the Company and Computershare Inc., successor rights agent to The Bank of New York (the “Rights Agent”).

Item 1.	Description of Registrant’s Securities to be Registered.

On February 2, 2005, pursuant to the 2005 Rights Agreement, the Board of Directors of the Company (the “Board”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share (“Common Shares”), of the Company. The dividend was payable on February 28, 2005 to the Company’s stockholders of record on that date.

On January 15, 2015, the Board approved an amendment and restatement of the 2005 Rights Agreement by adopting an Amended and Restated Rights Agreement (the “Rights Agreement”) between the Company and the Rights Agent. The Board adopted the Rights Agreement in an effort to protect stockholder value by attempting to diminish the risk that the Company’s ability to use its net operating losses (“NOLs”) to reduce potential future federal income tax obligations may become substantially limited.

The Company is providing the following summary description of the Rights Agreement. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which the Company is filing as Exhibit 4.1 to this Form 8-A/A and is incorporated herein by reference. Stockholders of the Company may also obtain a copy of the Rights Agreement from the Company free of charge.

The Rights. The Rights will initially trade with, and will be inseparable from, the Common Shares. The Rights are evidenced only by certificates that represent Common Shares. New Rights will accompany any new Common Shares the Company issues until the Distribution Date described below or until the Rights are redeemed or the Rights Agreement expires. Until a Right is exercised as described below, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Exercise Price. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (“Preferred Shares”), of the Company at a price of $8.50 per one one-hundredth of a Preferred Share, subject to adjustment as provided in the Rights Agreement (the “Purchase Price”).

Exercisability. The Rights will not be exercisable until the earlier of (i) ten days following a public announcement, or the Board concluding, that a person or group of affiliated or associated persons has become an Acquiring Person by, subject to certain exceptions, acquiring beneficial ownership of 4.99% or more of the outstanding Common Shares as described below, or (ii) ten business days (or such later date as may be determined by the Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person.

The date on which the Rights become exercisable is referred to in the Rights Agreement as the “Distribution Date.” Until that date, the certificates for the Common Shares will also evidence the Rights, and any transfer of Common Shares will constitute a transfer of Rights. After that date, the Rights will separate from the Common Shares and be evidenced by book entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Shares. Any Rights held by an Acquiring Person are void and may not be exercised.

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Acquiring Person. An Acquiring Person is any person that becomes, by itself or together with its affiliates and associates, a beneficial owner of 4.99% or more of the Common Shares then outstanding, but will not include (i) the Company, its subsidiaries and certain benefit plans of the Company and its subsidiaries, (ii) any of certain “grandfathered” persons (“Grandfathered Persons”) that would otherwise be Acquiring Persons as of the effective time of the Rights Agreement and that continue to qualify for this status by not acquiring additional Common Shares or (iii) any person who or which the Board determines, in its sole discretion, has inadvertently become a beneficial owner of 4.99% or more of the Common Shares then outstanding (or has inadvertently failed to continue to qualify as a Grandfathered Person), provided that such person or its affiliates and associates promptly divest sufficient Common Shares so that the percentage stock ownership of such person and its affiliates and associates is less than 4.99% of the Common Shares then outstanding (or, in the case of any person who or which has inadvertently failed to continue to qualify as a Grandfathered Person, the Common Shares that caused such person to so fail to qualify as a Grandfathered Person). In addition, the Board, in its sole discretion, may (a) prior to the consummation of a transaction that would result in a person becoming an Acquiring Person, upon the request of such person, determine that such person’s consummation of the transaction will not result in such person becoming an Acquiring Person and (b) following the consummation of a transaction that results in a person becoming an Acquiring Person, upon the request of such person or on its own accord, determine that such person is not an Acquiring Person as a result of such transaction.

Preferred Shares. Preferred Shares purchasable upon the exercise of Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Shares’ dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Flip-In. Upon any person or group becoming an Acquiring Person, each holder of a Right, other than the Acquiring Person, will have the right to receive, upon exercise of such Right, that number of Common Shares having a market value equal to the then current Purchase Price divided by 50% of the market closing price of a Common Share on the trading day immediately preceding the date on which such Right is exercised. In certain circumstances, the holder of a Right may receive upon exercise, in lieu of Common Shares, cash, property or other securities of the Company or a reduction in the Purchase Price.

Expiration. The Rights will expire on the earliest of (i) the date of the Company’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”) if the Company’s stockholders do not approve the Rights Agreement at the 2015 Annual Meeting, (ii) January 15, 2018, (iii) the time at which the Rights are redeemed as described below, (iv) the time at which the Rights are exchanged as described below, (v) the repeal of Section 382 of the Internal Revenue Code if the Board determines that the Rights Agreement is no longer necessary for the preservation of the Company’s NOLs, and (vi) the beginning of a taxable year of the Company to which the Board determines that no NOLs may be carried forward.

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Redemption. The Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of a holder of Rights, as such, will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if the Company effects a stock split or pays a dividend in the form of Common Shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Shares, the Board may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the Purchase Price, the number of Preferred Shares or Common Shares issuable upon exercise of a Right and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or Common Shares. No adjustments to the Purchase Price of less than 1% will be made. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board generally may not amend the Rights Agreement in any way that adversely affects holders of the Rights.

Anti-Takeover Effects. The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by the Board.

Item 2.	Exhibits.

(4.1)	Amended and Restated Rights Agreement, dated as of January 15, 2015, between Hudson Global, Inc. and Computershare Inc., successor rights agent to The Bank of New York.

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SIGNATURES

Pursuant to the requirements of Section 12 the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON GLOBAL, INC.

Date: January 27, 2015	By:	/s/ Manuel Marquez Dorsch
Manuel Marquez Dorsch
Chairman and Chief Executive Officer

Hudson global, inc.

Exhibit Index to Registration Statement on Form 8-A/A

Exhibit Number

(4.1)	Amended and Restated Rights Agreement, dated as of January 15, 2015, between Hudson Global, Inc. and Computershare Inc., successor rights agent to The Bank of New York.

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